Mail Stop 3628
                                                                December 2,
2020

    Via E-mail
    Jens Schreiber
    Treasurer
    Volkswagen Auto Lease/Loan Underwritten Funding, LLC
    2200 Ferdinand Porsche Drive
    Herndon, VA 20171

           Re: Volkswagen Auto Lease/Loan Underwritten Funding, LLC Registration Statement on Form SF-3
                   Filed November 6, 2020
                   File No. 333-249906

    Dear Mr. Schreiber:

           We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

    Registration Statement on Form SF-3

    Form of Prospectus

    Description of the Transaction Documents   Fees and Expenses, page 116

        1. In the Priority in Distribution column of the Fees and Expenses table on page 117, you indicate that each of the Servicing Fee and the Administration Fee will be paid
              following payment of servicing advances.    Based on the Priority
of Payments and the
           defined terms referred to therein (e.g., Payment Date Advance Reimbursement), we
           believe you intend the phrase    following payment of servicing
advances    to mean that
           these fees will paid following reimbursement of outstanding servicing advances. In the interest of clarity, please revise your disclosure in the Fees and Expenses table to make
           clearer the meaning of the phrase    following payment of servicing
advances.
 Jens Schreiber
Volkswagen Auto Lease/Loan Underwritten Funding, LLC
December 2, 2020
Page 2


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202)
551-3850 if you have any questions.


                                                           Sincerely,

                                                           /s/ Katherine Hsu

                                                           Katherine Hsu
                                                           Chief, Office of
Structured Finance


cc:    Kevin McDonald
       VW Credit, Inc.

       Stuart M. Litwin
       Mayer Brown LLP